Exhibit 3.1

GREAT AJAX CORP.

ARTICLES SUPPLEMENTARY

Great Ajax Corp., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: Under a power contained in Section 2-105 of the Maryland General Corporation Law (“MGCL”) and in Section 5.3 of Article V of the charter of the Corporation (the “Charter”), the Board of Directors of the Corporation (the “Board of Directors”), by duly adopted resolutions, classified and designated 4,000,000 shares of authorized but unissued preferred stock, par value $0.01 per share, of the Corporation, consisting of (i) shares of Series A Preferred Stock (the “Series A Preferred Stock”) and (ii) shares of Series B Preferred Stock (the “Series B Preferred Stock” and together with the Series A Preferred Stock, the “Preferred Stock”), with the following preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption for such series of Preferred Stock, which, upon any restatement of the Charter, shall become part of Article V of the Charter, with any necessary or appropriate renumbering or relettering of the sections or subsections hereof.

Series A Preferred Stock and Series B Preferred Stock

1.	Designation and Number. There shall be a new series of stock designated as the 7.25% Series A preferred stock, par value $0.01 per share (the “Series A Preferred Stock”) and a new series of stock designated as the 5.00% Series B preferred stock, par value $0.01 per share (the “Series B Preferred Stock”). The aggregate number of authorized shares of Series A Preferred Stock and shares of Series B Preferred Stock combined is 4,000,000.

2.	Maturity. Each of the Series A Preferred Stock and the Series B Preferred Stock has no stated maturity, will not be subject to any sinking fund or mandatory redemption, and will remain outstanding indefinitely unless the Corporation decides to redeem or otherwise repurchase the Series A Preferred Stock and the Series B Preferred Stock as contemplated hereby.

3.	Ranking. The Series A Preferred Stock and Series B Preferred Stock will rank, with respect to rights to the payment of dividends and the distribution of assets upon the liquidation, dissolution or winding up of the Corporation, (i) senior to all classes or series of common stock, par value $0.01 per share (the “Common Stock”) of the Corporation and to all classes or series of stock of the Corporation other than the stock of the Corporation referred to in clauses (ii) and (iii) of this Section 3 (collectively, “Junior Stock”); (ii) on a parity with all classes or series of stock of the Corporation with terms specifically providing that such stock ranks on a parity with the Series A Preferred Stock and the Series B Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon any liquidation, dissolution or winding up of the Corporation (collectively, “Parity Stock”), and, for the avoidance of doubt, Series A Preferred Stock and Series B Preferred Stock shall be viewed as Parity Stock with respect to each other; and (iii) junior to all classes or series of stock of the Corporation with terms specifically providing that such stock ranks senior to the Series A Preferred Stock and the Series B Preferred Stock with respect to rights to the payment of dividends and the distribution of assets upon any liquidation, dissolution or winding up of the Corporation (collectively, “Senior Stock”). The term “stock” shall not include debt securities convertible or exchangeable into Common Stock, the Series A Preferred Stock or the Series B Preferred Stock.

4.	Liquidation Preference.

a.	In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series A Preferred Stock and Series B Preferred Stock will be entitled to be paid out of the assets the Corporation has legally available for distribution to its stockholders, subject to the payment of the Corporation’s debts and other liabilities and the preferential rights of the holders of shares of any class or series of Senior Stock, a liquidation preference of Twenty-Five Dollars ($25.00) per share, plus an amount equal to any accumulated and unpaid dividends thereon (whether or not authorized or declared) to, but not including, the date of payment, before any distribution of assets is made to holders of shares of Junior Stock; and such holders of shares of Series A Preferred Stock and Series B Preferred Stock shall not be entitled to any further payment.

b.	In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Corporation are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series A Preferred Stock, Series B Preferred Stock and Parity Stock, then the holders of shares of Series A Preferred Stock, Series B Preferred Stock and all other such classes or series of Parity Stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

c.	Notice of any such liquidation stating the payment date or dates when, and the place or places where, the amounts distributable in each circumstance shall be payable, shall be given no fewer than 30 days and no more than 60 days prior to the payment date, to each holder of record of shares of Series A Preferred Stock and Series B Preferred Stock at the address of such holder as it shall appear on the stock records of the Corporation. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of shares of Series A Preferred Stock and Series B Preferred Stock will have no right or claim to any of the remaining assets of the Corporation. The consolidation, conversion or merger of the Corporation with or into any other corporation, trust or entity or of any corporation, trust or other entity with or into the Corporation, the sale, lease, exchange or other transfer or conveyance of all or substantially all of the property, assets or business of the Corporation or a statutory share exchange, shall not be deemed to constitute a liquidation, dissolution or winding up of the Corporation.

d.	In determining whether a distribution (other than upon voluntary or involuntary liquidation), by dividend, redemption or other acquisition of shares of stock of the Corporation or otherwise, is permitted under the MGCL, amounts that would be needed, if the Corporation were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of holders of shares of the Series A Preferred Stock and the Series B Preferred Stock shall not be added to the Corporation’s total liabilities.

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5.	Distribution Rights.

a.	As used herein with respect to the Series A Preferred Stock and the Series B Preferred Stock:

i.	“Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York City are authorized or required by law, regulation or executive order to close.

ii.	“First Reset Date” means April 6, 2025.

iii.	“Five-year U.S. Treasury Rate” means, as of any Reset Dividend Determination Date, as applicable, (i) an interest rate (expressed as a decimal) determined to be the per annum rate equal to the arithmetic mean of the five most recent daily yields to maturity for U.S. Treasury securities with a maturity of five years from the next Reset Date and trading in the public securities markets or (ii) if there is no such published U.S. Treasury security with a maturity of five years from the next Reset Date and trading in the public securities markets, then the rate will be determined by interpolation between the arithmetic mean of the five most recent daily yields to maturity for each of the two series of U.S. Treasury securities trading in the public securities market, (A) one maturing as close as possible to, but earlier than, the Reset Date following the next succeeding Reset Dividend Determination Date, and (B) the other maturity as close as possible to, but later than, the Reset Date following the next succeeding Reset Dividend Determination Date, in each case as published in the most recent H.15. If the Five-year U.S. Treasury Rate cannot be determined pursuant to the methods described in clauses (i) or (ii) above, then the Five-year U.S. Treasury Rate will be the same interest rate determined for the prior Reset Dividend Determination Date.

iv.	“H.15” means the statistical release designated as such, or any successor publication, published by the Board of Governors of the U.S. Federal Reserve System, and “Most recent H.15” means the H.15 published closest in time but prior to the close of business on the second Business Day prior to the applicable Reset Date.

v.	“Reset Date” means the First Reset Date and each date falling on the fifth anniversary of the preceding Reset Date.

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vi.	“Reset Dividend Determination Date” means, in respect of any Reset Period, the day falling two Business Days prior to the beginning of such Reset Period.

vii.	“Reset Period” means the period from and including the First Reset Date to, but excluding, the next following Reset Date and thereafter each period from and including each Reset Date to, but excluding, the next following Reset Date.

b.	The holders of the then-outstanding shares of Series A Preferred Stock and Series B Preferred Stock shall be entitled to receive, when, as and if authorized by the Board of Directors and declared by the Corporation, out of funds legally available for the payment of dividends, cumulative cash dividends per each share of Series A Preferred Stock and Series B Preferred Stock at the rate determined as set forth below in this Section 5 applicable to the initial liquidation preference amount of Twenty-Five Dollars ($25.00) per share of each of the Series A Preferred Stock and the Series B Preferred Stock.

c.	Dividends on the Series A Preferred Stock and the Series B Preferred Stock shall accrue and be cumulative from and including April 6, 2020 (the “Original Issue Date”) and shall be payable quarterly in arrears on each January 6, April 6, July 6, and October 6 (each, a “Dividend Payment Date”), commencing July 6, 2020, to all holders of record on the applicable record date, which record date shall be the last Business Day of each calendar month immediately prior to the applicable Dividend Payment Date (each, a “Dividend Record Date”); provided, however, that if any Dividend Payment Date is not a Business Day (as defined in the Charter), the dividend which would otherwise have been payable on such Dividend Payment Date may be paid or set apart for payment on the next succeeding Business Day with the same force and effect as if paid or set apart on such Dividend Payment Date, and no interest or additional dividends or other sums shall accrue on the amount so payable from such Dividend Payment Date to such next succeeding Business Day. Any dividend payment made on shares of the Series A Preferred Stock or the Series B Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable. Holders of all shares of Series A Preferred Stock and Series B Preferred Stock outstanding on the applicable Dividend Record Date will be entitled to receive the full quarterly dividend paid on the applicable Dividend Payment Date even if such shares were not issued and outstanding for the full applicable Dividend Period (as defined below). No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series A Preferred Stock or the Series B Preferred Stock that may be in arrears. Dividends payable on the Series A Preferred Stock and the Series B Preferred Stock for any period greater or less than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable on the Series A Preferred Stock and the Series B Preferred Stock for each full Dividend Period will be computed by dividing the applicable annual dividend rate by four. Notwithstanding the foregoing, after full cumulative dividends on the outstanding shares of Series A Preferred Stock and Series B Preferred Stock have been paid or declared and funds therefor set apart for payment with respect to a Dividend Period, the holders of shares of Series A Preferred Stock and the Series B Preferred Stock will not be entitled to any further dividends with respect to that Dividend Period. The term “Dividend Period” means the period from, and including, a Dividend Payment Date to, but excluding, the next succeeding Dividend Payment Date, except for the initial Dividend Period, which will be the period from, and including, the Original Issue Date to, but excluding, the first Dividend Payment Date.

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d.	The initial dividend rate for the Series A Preferred Stock from and including the Original Issue Date to, but excluding, the First Reset Date, shall be 7.25% per annum of the $25.00 liquidation preference per share of Series A Preferred Stock (equivalent to an amount of $1.8125 each year per share of Series A Preferred Stock during such fixed-rate period). On and after the First Reset Date, the dividend rate on the Series A Preferred Stock for each Reset Period will equal for each share of Series A Preferred Stock a percentage of the $25.00 liquidation preference for such Series A Preferred Stock equal to (i) the Five-year U.S. Treasury Rate as of the most recent Reset Dividend Determination Date, plus (ii) a spread of 6.00% for the year commencing on the First Reset Date, which spread shall increase by an additional 0.50% for each year thereafter (e.g., a spread of 6.50% for the year immediately following the year commencing on the First Reset Date); provided, however, the annual dividend rate for the Series A Preferred Stock shall at no time exceed 10.50% per annum of the $25.00 liquidation preference per share of Series A Preferred Stock (equivalent to an amount of $2.625 each year per share of Series A Preferred Stock).

e.	The initial dividend rate for the Series B Preferred Stock from and including the Original Issue Date to, but excluding, the First Reset Date, shall be 5.00% per annum of the $25.00 liquidation preference per share of Series B Preferred Stock (equivalent to an amount of $1.25 each year per share of Series B Preferred Stock during such fixed-rate period). On and after the First Reset Date, the dividend rate on the Series B Preferred Stock for each Reset Period will equal for each share of Series B Preferred Stock a percentage of the $25.00 liquidation preference for such Series B Preferred Stock equal to (i) the Five-year U.S. Treasury Rate as of the most recent Reset Dividend Determination Date, plus (ii) a spread of 6.00% for the year commencing on the First Reset Date, which spread shall increase by an additional 0.50% for each year thereafter (e.g., a spread of 6.50% for the year immediately following the year commencing on the First Reset Date); provided, however, the annual dividend rate for the Series B Preferred Stock shall at no time exceed 10.50% per annum of the $25.00 liquidation preference per share of Series B Preferred Stock (equivalent to an amount of $2.625 each year per share of Series B Preferred Stock).

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f.	No dividends or other distributions shall be authorized by the Board of Directors or declared and paid or declared and set apart for payment by the Corporation at such time as the terms and provisions of any agreement of the Corporation, including any agreement relating to its indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof, or a default thereunder, or if such declaration, payment or setting apart for payment shall be restricted or prohibited by law.

g.	Notwithstanding anything to the contrary contained herein, dividends on the Series A Preferred Stock and the Series B Preferred Stock shall accrue whether or not the restrictions referred to in Section 5(f) exist, whether or not the Corporation has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are authorized or declared.

h.	So long as any shares of Series A Preferred Stock and the Series B Preferred Stock are outstanding, no dividends or other distributions, except as described in the immediately following sentence shall be declared and paid or declared and set apart for payment on any class or series of Parity Stock for any period unless full cumulative dividends have been declared and paid or are contemporaneously declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Series A Preferred Stock or the Series B Preferred stock for all past dividend periods. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) on the Series A Preferred Stock, the Series B Preferred Stock and any Parity Stock, all dividends declared and paid on shares of the Series A Preferred Stock, the Series B Preferred Stock and any Parity Stock shall be declared pro rata so that the amount of dividends declared and paid per share of Series A Preferred Stock, per share of Series B Preferred Stock and per share of such Parity Stock shall in all cases bear to each other the same ratio that accumulated dividends per share of Series A Preferred Stock, per share of Series B Preferred Stock and per share of Parity Stock (which shall not include any accrual in respect of unpaid dividends on any Parity Stock for past dividend periods if such shares of Parity Stock are not entitled to have a cumulative dividends) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series A Preferred Stock or the Series B Preferred Stock which may be in arrears.

i.	So long as any shares of Series A Preferred Stock or Series B Preferred Stock are outstanding, no dividends or other distributions (other than dividends or distributions paid solely in Junior Stock or in options, warrants or rights to subscribe for or purchase any Junior Stock or distributions that the Corporation reasonably determines will be required to preserve the Corporation’s qualification as a real estate investment trust (“REIT”)) shall be declared and paid or declared and set apart for payment with respect to any shares of Parity Stock or Junior Stock, nor shall any shares of Parity Stock or Junior Stock be redeemed, purchased or otherwise acquired (other than redemptions for the purpose of preserving the Corporation’s qualification as a REIT) for any consideration or any other distributions, or any monies be paid to or made available for a sinking fund for the redemption of any such shares, by the Corporation, directly or indirectly (other than a purchase or other acquisition of shares of Common Stock made for purposes of and in compliance with the requirements of an employee benefit or retention plan of the Corporation or any subsidiary thereof, a conversion into or exchange for Junior Stock or options, warrants or rights to subscribe for or purchase Junior Stock or a purchase or redemption pursuant to Article VI of the Charter and Section 11 hereof), unless in each case full cumulative dividends on all outstanding shares of Series A Preferred Stock and Series B Preferred Stock shall have been declared and paid or declared and set apart for payment for all past dividend periods with respect to the Series A Preferred Stock and Series B Preferred Stock.

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j.	Holders of shares of Series A Preferred Stock or Series B Preferred Stock shall not be entitled to any dividend, whether payable in cash, property or shares of stock, in excess of full cumulative dividends on the Series A Preferred Stock or Series B Preferred Stock as described in this Section 5.

k.	If, at any time following July 6, 2020, dividends on any Series A Preferred Stock or Series B Preferred Stock shall be in arrears for more than two (2) consecutive Dividend Periods (a “Nonpayment Event”), the then-applicable annual dividend rate for the Series A Preferred Stock or the Series B Preferred Stock will increase beginning on such date by 1.5% per annum of the liquidation preference (e.g., for the Series A Preferred Stock, equivalent to, during the fixed-rate period, an annual rate of 8.75% of the $25.00 liquidation preference for each share of Series A Preferred Stock, or for the Series B Preferred Stock, equivalent to, during the fixed-rate period, an annual rate of 6.50% of the $25.00 liquidation preference for each share of Series B Preferred Stock).

6.	Redemption.

a.	The Series A Preferred Stock and Series B Preferred Stock are not redeemable prior to July 6, 2023 except as described in this Section 6 and except that, as provided in Article VI of the Charter and Section 11 hereof, the Corporation may purchase or redeem shares of the Series A Preferred Stock or Series B Preferred Stock prior to that date, including under circumstances where it is necessary to preserve the Corporation’s qualification as REIT for U.S. federal income tax purposes.

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b.	Optional Redemption Right. On and after July 6, 2023, the Corporation may, at its option, upon not less than 30 nor more than 60 days’ notice, as provided below, redeem shares of the Series A Preferred Stock and the Series B Preferred Stock, in whole or in part (so long as the shares of the Series A Preferred Stock and the Series B Preferred Stock will be redeemed pro rata for the Series A Preferred Stock and the Series B Preferred Stock, collectively, or in such other manner as determined by the Corporation to be fair and equitable to holders of shares of Series A Preferred Stock and Series B Preferred Stock, collectively), at any time or from time to time, for cash at a redemption price of Twenty-Five Dollars ($25.00) per share, plus any accumulated and unpaid dividends thereon (whether or not authorized or declared) to, but not including, the date fixed for redemption, without interest. If fewer than all the outstanding shares of Series A Preferred Stock and Series B Preferred Stock are to be redeemed pursuant to this Section 6, the Corporation shall select those shares to be redeemed pro rata for each of the Series A Preferred Stock and the Series B Preferred Stock or in such other manner as determined by the Corporation to be fair and equitable to holders of shares of Series A Preferred Stock and Series B Preferred Stock, collectively. If full cumulative dividends on all outstanding shares of Series A Preferred Stock and Series B Preferred Stock have not been declared and paid or declared and set apart for payment for all past dividend periods, no shares of the Series A Preferred Stock or the Series B Preferred Stock may be redeemed pursuant to this Section 6, unless all outstanding shares of the Series A Preferred Stock and Series B Preferred Stock are simultaneously redeemed, and neither the Corporation nor any of its affiliates may purchase or otherwise acquire shares of the Series A Preferred Stock or the Series B Preferred Stock otherwise than pursuant to a purchase or exchange offer made to all holders of the Series A Preferred Stock and the Series B Preferred Stock. For avoidance of doubt, for purposes of this Articles Supplementary, (i) the Corporation and its subsidiaries, on the one hand, and Magnetar Capital LLC and its affiliates or related parties, on the other hand, shall not be considered affiliates; and (ii) any fund or account managed, advised or sub-advised, directly or indirectly, by Magnetar Capital LLC or its affiliates or related parties, shall be considered an affiliate of Magnetar Capital LLC. For purposes of this Articles Supplementary (i) “affiliate” means, with respect to any person or entity, any other person or entity that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the person or entity in question; and (ii) the term “control” (including its derivatives and similar terms) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person or entity (which in the case of a limited partnership, means such power and authority with respect to the general partner thereof), whether through ownership of voting securities, by contract or otherwise.

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c.	In the event the Corporation elects to redeem Series A Preferred Stock and Series B Preferred Stock, the notice of redemption will be given by the Corporation, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, to each holder of record of Series A Preferred Stock or Series B Preferred Stock, as applicable, called for redemption at such holder’s address as it appears on the stock records of the Corporation and shall state: (i) the redemption date; (ii) the number of shares of Series A Preferred Stock and Series B Preferred Stock to be redeemed; (iii) the applicable redemption price for such shares of Series A Preferred Stock and Series B Preferred Stock; (iv) the place or places where certificates (if any) for shares of the Series A Preferred Stock and the Series B Preferred Stock are to be surrendered for payment of the redemption price; and (v) that dividends on the shares to be redeemed will cease to accumulate on the redemption date. If less than all of the shares of Series A Preferred Stock and Series B Preferred Stock held by any holder are to be redeemed, the notice given to such holder shall also specify the number of shares of Series A Preferred Stock or Series B Preferred Stock, as applicable, held by such holder to be redeemed. No failure to give such notice or any defect thereto or in the giving thereof shall affect the validity of the proceedings for the redemption of any shares of Series A Preferred Stock and Series B Preferred Stock except as to the holder to whom notice was defective or not given.

d.	If (i) notice of redemption of any shares of Series A Preferred Stock and Series B Preferred Stock has been given and (ii) the Corporation irrevocably sets apart for payment the funds necessary for redemption (including any accumulated and unpaid dividends (whether or not authorized or declared) held in trust for the benefit of the holders) of the shares of Series A Preferred Stock and Series B Preferred Stock so called for redemption, then from and after the redemption date (unless the Corporation shall default in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any), dividends will cease to accumulate on those shares of Series A Preferred Stock and Series B Preferred Stock, those shares of Series A Preferred Stock and Series B Preferred Stock shall no longer be deemed outstanding and all rights of the holders of those shares to be redeemed will terminate, except the right to receive the redemption price plus accumulated and unpaid dividends, if any, payable upon redemption.

e.	If a redemption date falls after a Dividend Record Date and on or prior to the corresponding Dividend Payment Date, each holder of shares of Series A Preferred Stock and Series B Preferred Stock on the Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date, notwithstanding such redemption of such shares on or prior to the Dividend Payment Date, and each holder of shares of Series A Preferred Stock and Series B Preferred Stock that are redeemed on such redemption date will be entitled to the dividends, if any, accruing after the end of the Dividend Period to which the Dividend Payment Date relates to, but not including, such redemption date. If any redemption date is not a Business Day, then the redemption price and accumulated and unpaid dividends, if any, payable upon redemption may be paid on the next Business Day and no interest, additional dividends or other sums will accumulate on the amount payable for the period from and after that redemption date to that next Business Day.

f.	For purposes of Section 6(d)(ii) above, funds shall be deposited in trust with a bank or trust corporation and such deposit shall be irrevocable except that any balance of monies so deposited by the Corporation and unclaimed by the holders of shares of Series A Preferred Stock or Series B Preferred Stock, as applicable, entitled thereto at the expiration of one (1) year from the applicable redemption dates shall be repaid, together with any interest or other earnings thereon, to the Corporation, and after any such repayment, the holders of the shares entitled to the funds so repaid to the Corporation shall look only to the Corporation for payment without interest or other earnings.

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g.	Change of Control. In the event of any Change of Control (as defined below), each holder of Series A Preferred Stock or Series B Preferred Stock shall have the right and option, but not obligation, to require that the Corporation (i) redeem all of such holder’s Series A Preferred Stock or Series B Preferred Stock, as applicable, for cash at a redemption price of Twenty-Five Dollars ($25.00) per share, plus any accumulated and unpaid dividends thereon (whether or not authorized or declared) to, but not including, the date fixed for redemption, without interest, and (ii) purchase in cash any 2020 Warrants (as defined herein) held by such holder of Series A Preferred Stock or Series B Preferred Stock, as applicable, in the amount calculated by the higher of the (x) the Put Price (as defined in the accompanying warrant agreement for such 2020 Warrants) for such 2020 Warrants and (y) value of such 2020 Warrants. For purposes of this Section, (i) “2020 Warrants” means those warrants contemplated be the Securities Purchase Agreement (as defined below) to be issued by the Corporation pursuant to certain warrant certificates described thereunder and granted to affiliates of Magnetar Capital LLC; and (ii) “Change of Control” means (i) a consolidation, merger or combination or statutory share exchange, in each case involving the Corporation, (ii) a sale of all or substantially all of the direct or indirect assets of the Corporation (including by way of any reorganization, merger, consolidation or other similar transaction) or (iii) a direct or indirect acquisition of beneficial ownership of voting securities of the Corporation by another person or “group” (within the meaning of Rules 13d-3 and 13d-5 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”)) by means of any transaction or series of transactions (including any reorganization, merger, consolidation, joint venture, share transfer or other similar transaction), in each case, pursuant to which (x) the stockholders of the Corporation immediately preceding such transaction or transactions collectively own, following the consummation of such transaction or transactions, less than fifty percent (50%) of the total economic interests or total voting power of all securities of beneficial interest of the Corporation entitled to vote generally and / or (y) as a result of which the Common Stock of the Corporation would be converted into, or exchanged for, or would be reclassified or changed into, stock, other securities, other property or assets (including cash or any combination thereof).

7.	No Conversion Rights. The shares of Series A Preferred Stock and Series B Preferred Stock shall not be convertible into or exchangeable for any other property or securities of the Corporation or any other entity.

8.	Voting Rights.

a.	General. Except for the voting rights expressly conferred by Section 8(b) herein, the holders of the outstanding shares of Series A Preferred Stock or Series B Preferred Stock shall not be entitled to (1) vote on any matter, or (2) receive notice of, or to participate in, any meeting of stockholders at which they are not entitled to vote.

b.	Right to Elect Two (2) Directors Upon Nonpayment Event.

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i.	In the event of a Nonpayment Event, the number of directors then constituting the Board of Directors shall automatically be increased by two and the holders of shares of Series A Preferred Stock and Series B Preferred Stock, voting together as a single class, with each series having a number of votes proportionate to the aggregate liquidation preference of the outstanding shares of such series, shall be entitled to elect the two additional directors (the “Preferred Stock Directors”); provided, however, that it shall be a qualification for election for any such Preferred Stock Director that the election of such director shall not cause the Corporation to violate the corporate governance requirement of the New York Stock Exchange (or any other securities exchange or other trading facility on which securities of the Corporation may then be listed or traded) that listed or traded companies must have a majority of independent directors.

ii.	In the event that the holders of the Series A Preferred Stock and Series B Preferred Stock shall be entitled to vote for the election of the Preferred Stock Directors following a Nonpayment Event, such directors shall be initially elected following such Nonpayment Event only at a special meeting called at the request of the holders of record of at least 20% of the outstanding Series A Preferred Stock and Series B Preferred Stock, counted together as a single class, and at each subsequent annual meeting of stockholders of the Corporation. Such request to call a special meeting for the initial election of the Preferred Stock Directors after a Nonpayment Event shall be made by written notice, signed by the requisite holders of shares of Series A Preferred Stock and Series B Preferred Stock, and delivered to the Secretary of the Corporation.

iii.	If and when all accumulated and unpaid dividends on the Series A Preferred Stock and Series B Preferred Stock shall have been paid in full through the most recently completed Dividend Period following a Nonpayment Event, then the right of the holders of shares of Series A Preferred Stock and Series B Preferred Stock to elect the Preferred Stock Directors shall cease (but subject always to revesting of such voting rights in the case of any future Nonpayment Event and the number of Dividend Periods in which dividends have not been paid shall be reset to zero), and, if and when any rights of holders of shares of Series A Preferred Stock and Series B Preferred Stock to elect the Preferred Stock Directors shall have ceased, the terms of office of all the Preferred Stock Directors shall forthwith terminate and the number of directors constituting the Board of Directors shall automatically be reduced accordingly.

iv.	Any Preferred Stock Director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of the Series A Preferred Stock and Series B Preferred Stock, when they have the voting rights described above (voting together as a single class). So long as a Nonpayment Event shall continue, any vacancy in the office of a Preferred Stock Director (other than prior to the initial election of Preferred Stock Directors after a Nonpayment Event) may be filled by the written consent of the Preferred Stock Director remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of the Series A Preferred Stock and Series B Preferred Stock, when they have the voting rights described above (voting together as a single class). Any such vote of stockholders to remove, or to fill a vacancy in the office of, a Preferred Stock Director may be taken only at a special meeting of such stockholders, called as provided above for an initial election of Preferred Stock Director after a Nonpayment Event (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders, in which event such election shall be held at such next annual or special meeting of stockholders). The Preferred Stock Directors shall each be entitled to one vote per director on any matter that shall come before the Board of Directors for a vote. Each Preferred Stock Director elected at any special meeting of stockholders or by written consent of the other Preferred Stock Director, as applicable, shall hold office until the next annual meeting of the stockholders if such office shall not have previously terminated as above provided.

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c.	Other Voting Rights. The affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock and Series B Preferred Stock, voting together as a single class for such purposes with each share entitled to one vote, shall be required to:

i.	Amendment of Series A Preferred Stock and Series B Preferred Stock. Adopt any amendment, alteration or repeal of any provision of the Charter that materially and adversely changes the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms and conditions of redemption of the Series A Preferred Stock and the Series B Preferred Stock (it being understood that an increase in the number of directors is not a material and adverse change). The holders of shares of Series A Preferred Stock shall have exclusive voting rights on any Charter amendment that would alter the contract rights, as expressly set forth in the Charter, of only the Series A Preferred Stock, and the holders of shares of Series B Preferred Stock shall have exclusive voting rights on any Charter amendment that would alter the contract rights, as expressly set forth in the Charter, of only the Series B Preferred Stock.

ii.	Share Exchanges, Reclassifications, Consolidations and Mergers. Effect or validate any consummation of a binding share exchange or reclassification involving the Series A Preferred Stock or the Series B Preferred Stock, or a consolidation with or merger of the Corporation into another entity, or a consolidation with or merger of another entity into the Corporation, unless in each such case each of the Series A Preferred Stock or Series B Preferred Stock (A) shall remain outstanding without a material and adverse change to its terms and rights or (B) shall be converted into or exchanged for shares of stock or other ownership interest of the surviving entity having preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other Series A Preferred Stock or Series B Preferred Stock, qualifications and terms or conditions of redemption thereof identical to that of the Series A Preferred Stock or the Series B Preferred Stock, as applicable (except for changes that do not materially and adversely affect the holders of the Series A Preferred Stock or Series B Preferred Stock); provided, however, that this vote shall be in addition to any other vote or consent of stockholders required by law or by the Charter.

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iii.	Issuance of Senior Stock. Create or issue any shares of Senior Stock, or any debt securities convertible into Senior Stock or Parity Stock.

iv.

Dividend Payments. Declare or pay any dividend, distribution or similar payments with respect to Junior Stock, other than (i) any such dividend, distribution, or similar payment that the Corporation reasonably determines is necessary for the Corporation maintain its status as a REIT (for the avoidance of doubt, the Corporation may take into account its policy of maintaining a steady dividend rate in making this determination) or (ii) any such dividend, distribution, or similar payment, if (x) the net book value of the consolidated assets of the Corporation after such payment is greater than the net book value of the consolidated assets of the Corporation as of December 31, 2019, as calculated and determined in each case as of such date in accordance with U.S. generally accepted accounting principles (y) the net book value of the consolidated assets of the Corporation after such payment is greater than the net book value of the consolidated assets of the Corporation as of the end of the most recent calendar quarter, as calculated and determined in each case as of such date in accordance with U.S. generally accepted accounting principles, and (z) does not exceed 8.0% of the net book value of the consolidated assets of the Corporation as calculated and determined in accordance with U.S. generally accepted accounting principles and as reflected in the Corporation’s most recently reported balance sheet prior to the date of determination.

v.	New Business Lines. Enter into any line of business other than businesses currently undertaken by the Corporation in the ordinary course of business consistent with past practice, mortgage and mortgage-related businesses, businesses described in the Corporation’s Form 10-K and financial services or banking businesses, unless such ancillary business represents revenues of less than 10% of the Corporation’s revenues for its last fiscal year.

d.	Recourse Indebtedness. So long as a majority of the outstanding shares of the Series A Preferred Stock and Series B Preferred Stock are held by Magnetar Capital LLC and its affiliates, the affirmative vote of Magnetar Capital LLC shall be required before the Corporation shall incur Recourse Indebtedness (as defined below) in excess of a ratio to Net Asset Value (as defined below) of 3.0:1; provided, however, without seeking the consent of Magnetar Capital LLC and its affiliates required under this Section 8(d), the Corporation shall be entitled to a right to incur Recourse Indebtedness for a period of up to (but not more than) two consecutive quarters in an amount that does not exceed a ratio to Net Asset Value of 3.5:1. “Recourse Indebtedness” means indebtedness other than any securitization or indebtedness of which recourse for payment is contractually limited to specific assets encumbered by a lien securing such indebtedness; provided, however, such term shall exclude indebtedness incurred in connection payments by the Corporation pursuant to the Put Option (as defined in the accompanying warrant agreement for the 2020 Warrants). “Net Asset Value” means, as of the date of determination, the total value of the assets less the total value of the liabilities shown on the Corporation’s consolidated statement of assets, liabilities and equity, or its consolidated balance sheet, as applicable, on such date, as calculated and determined in accordance with U.S. generally accepted accounting principles consistently applied.

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9.	Information Rights. During any period in which the Corporation is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and any shares of Series A Preferred Stock or Series B Preferred Stock are outstanding, the Corporation will (i) transmit by mail or other permissible means under the Exchange Act to all holders of shares of Series A Preferred Stock and Series B Preferred Stock, as their names and addresses appear in the Corporation’s record books and without cost to such holders, copies of the annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that the Corporation would have been required to file with the U.S. Securities and Exchange Commission (the “Commission”), pursuant to Section 13 or Section 15(d) of the Exchange Act if the Corporation were subject thereto (other than any exhibits that would have been required) within 30 days after the respective dates by which the Corporation would have been required to file these reports with the Commission if it were subject to Section 13 or 15(d) of the Exchange Act and (ii) within 30 days following written request, supply copies of these reports to any prospective holder of Series A Preferred Stock or Series B Preferred Stock.

10.	Preemptive Rights. The Corporation shall not issue any (i) additional Series A Preferred Stock or Series B Preferred Stock not contemplated to be sold to certain affiliates of Magnetar Capital LLC pursuant to that certain Securities Purchase Agreement dated April 3, 2020 (the “Securities Purchase Agreement”), by and among the Corporation, affiliates of Magnetar Capital LLC, as purchasers thereunder, and the other parties thereto, or (ii) other Parity Stock (collectively, “New Equity Preemptive Securities”), without granting to such holders of shares of Series A Preferred Stock and Series B Preferred Stock the option to purchase a pro rata portion of such New Equity Preemptive Securities offered in such transaction (such pro rata portion offered to each holder of shares of Series A Preferred Stock and Series B Preferred Stock determined by dividing (i) the total number of outstanding shares of Series A Preferred Stock or Series B Preferred Stock, as applicable, owned by such holder immediately prior to such issuance of New Equity Preemptive Securities by (ii) the total number of shares of Series A Preferred Stock or Series B Preferred Stock, as applicable, outstanding immediately prior to such issuance of New Equity Preemptive Securities).

11.	Restrictions on Transfer and Ownership of Stock of the Series A Preferred Stock and Series B Preferred Stock. The Series A Preferred Stock and Series B Preferred Stock are subject to the terms and conditions (including any applicable exceptions and exemptions) of Article VI of the Charter. Nothing in this Section 11 shall preclude the settlement of any transaction entered into through facilities of the New York Stock Exchange. The shares of Series A Preferred Stock and Series B Preferred Stock that are the subject of such transaction shall continue to be subject to the provisions of this Section 11 after such settlement.

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12.	Status of Acquired Shares of Series A Preferred Stock and Series B Preferred Stock. All shares of Series A Preferred Stock and Series B Preferred Stock which shall have been issued and reacquired in any manner by the Corporation shall be returned to the status of authorized but unissued Preferred Stock, and may thereafter be classified, reclassified or issued as any series or class of Preferred Stock.

13.	Record Holders. The Corporation may deem and treat the record holder of any share of Series A Preferred Stock or Series B Preferred Stock as the true and lawful owner thereof for all purposes, and the Corporation shall not be affected by any notice to the contrary. Except as may be otherwise provided by the Board of Directors (and except in connection with a global certificate held by a securities depositary), holders of shares of Series A Preferred Stock and Series B Preferred Stock are not entitled to certificates representing the Series A Preferred Stock or Series B Preferred Stock, as applicable, held by them.

14.	Tax Matters. The Corporation shall be entitled to deduct and withhold from any amounts payable under the Series A Preferred Stock or the Series B Preferred Stock such amounts as the Corporation is required to deduct and withhold under the Internal Revenue Code of 1986, as amended, or any provision of applicable law.

15.	Exclusion of Other Rights. The shares of Series A Preferred Stock and the Series B Preferred Stock shall not have any preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption other than expressly set forth in the Charter and these Articles Supplementary.

16.	Headings of Subdivisions. The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

17.	Severability of Provisions. If any preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of the Series A Preferred Stock or Series B Preferred Stock set forth in the Charter and these Articles Supplementary are invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption of the Series A Preferred Stock or Series B Preferred Stock set forth in the Charter (including these Articles Supplementary) which can be given effect without the invalid, unlawful or unenforceable provision thereof shall, nevertheless, remain in full force and effect and no preference, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of the Series A Preferred Stock or Series B Preferred Stock herein set forth shall be deemed dependent upon any other provision thereof unless so expressed therein.

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SECOND: The Series A Preferred Stock and Series B Preferred Stock have been classified and designated by the Board of Directors under the authority contained in the Charter.

THIRD: These Articles Supplementary have been approved by the Board of Directors in the manner and by the vote required by law.

FOURTH: These Articles Supplementary shall be effective at 12:01 a.m., Eastern time, on April 6, 2020.

FIFTH: The undersigned acknowledges these Articles Supplementary to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

[signature page follows]

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IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be signed in its name and on its behalf by its Chief Executive Officer and attested to by its Secretary on this 6th day of April, 2020.

ATTEST:		GREAT AJAX CORP.

By:

Name:	Irving Potter		Name:	Lawrence Mendelsohn
Title:	Secretary		Title:	Chief Executive Officer

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